Filed by Reinvent Technology Partners Y

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aurora Innovation, Inc.

Commission File No. 001-40216

RTPY-Aurora Media Filings – Forbes Article

Forbes

Self-Driving Tech Developer Aurora Raising $2 Billion In SPAC Listing That Values It At $11 Billion

By Alan Ohnsman

15 July 2021

Aurora, a developer of technology for self-driving cars and trucks, is joining the rush to raise funds through a SPAC merger that will net the company about $2 billion and boost its valuation to an estimated $11 billion, the highest of any autonomous vehicle company to go public so far.

The company, created by Chris Urmson, former head of Google’s self-driving car project, ex-Tesla Autopilot chief Sterling Anderson and computer scientist Drew Bagnell, a past member of Uber’s autonomous vehicle program, is merging with Reinvent Technology Partners Y, founded by Silicon Valley investors Reid Hoffman, Mark Pincus and Michael Thompson. The new company will trade on Nasdaq with the ticker “AUR.” Transportation heavyweights including truckmaker makers PACCAR and Volvo and Toyota and Uber, which Aurora has partnered with, are investing in the company.

Aurora had previously raised about $1 billion and the infusion of new cash from the stock listing will help cover the cost of ongoing development work to meet a goal of releasing its first commercial production, a self-driving semi-truck system, by late 2023, CEO Urmson tells Forbes.

“It’s really about getting that first product to market. The core of this will be this heads-down work, of taking what we have (developed) to ship the product at the end of 2023,” he said. Autonomous cars and robotaxis will follow at a later, unspecified time. “One of the things that we offer to public market investors is we’re going to be the only company that you can actually trade in that’s focused on delivering both trucking and to the passenger car market.”

Aurora’s move comes amid a surge in listings of electric and autonomous vehicle startups, particularly via mergers with so-called special purpose acquisition companies—blank check creations designed to take them public faster than through a conventional IPO. The company’s announcement is the most anticipated one for an autonomous tech developer since San Diego-based TuSimple, which specializes in robotic trucks, went public via IPO earlier this year. Ford- and VW-affiliated Argo AI has said it will likely go public as well, though heavily funded Aurora competitors including Waymo, GM-backed Cruise and Hyundai Motor-backed Motional haven’t yet announced plans to do so.

Aurora estimates it will have $2.5 billion in cash when the deal closes, a net boost of about $2 billion from the transaction that includes a committed PIPE of $1 billion. Along with investment from PACCAR, Volvo, Toyota and Reinvent Capital, other firms participating in the PIPE include Baillie Gifford and Morgan Stanley’s Counterpoint Global, along with T. Rowe Price, PRIMECAP Management, XN, Fidelity, Canada Pension Plan Investment Board, Index Ventures and Sequoia Capital.

“We see self-driving technology as an enormous market, really representing the kind of venture capital at scale opportunity that we set out to do,” says Reinvent’s Pincus. “And within that, we think that Aurora is the best bet that there is to capture a huge part of that opportunity, because of their team and technology and partnerships.”

Urmson, Anderson and Bagnell cofounded Aurora in 2017, splitting headquarters between Silicon Valley and Pittsburgh. It initially focused on creating technology for cars and robotaxis but made a shift to trucking over the past year. It has opened a depot for robotic semis in Texas and is prioritizing that program for now. Trucking has become a major focus for numerous developers of the technology as driving vehicles on highways, traveling from one warehouse and logistics hub to another, is seen as both relatively easier and more lucrative in the near term than operating on-demand robotaxis. Nevertheless, Aurora is working with Toyota and Uber on its passenger vehicle program and will have additional news on that front.

“We’re going to launch first in trucking, but we’re working with Toyota and Uber toward shipping a ride-hailing product, soon after the initial truck product,” Urmson said, without elaborating. It’s those partnerships, along with work the company is doing with PACCAR and Volvo that will set Aurora apart from competitors, he says.

“I don’t see anyone is competitive with the partnerships we have. It’s the number one ride-hailing platform with Uber; it’s the number one passenger car company on the planet with Toyota, and two of the top three truck manufacturers that make up about 50% of the truck fleet in the U.S.,” Urmson says. “I think that’s just an incredible spring load for us.”

Aurora’s appeal is that it is a “winner take most markets” company, says Reinvent cofounder Michael Thompson. “We don’t think there’s only going to be one player, we think will be a few. But we think that Aurora is the best-positioned independent player in the market. And we don’t think it’s very close.”

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners Y (“Reinvent”) and Aurora Innovation, Inc. (“Aurora”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Reinvent’s securities, (ii) the risk that the proposed transaction may not be completed by Reinvent’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Reinvent, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among Reinvent, Aurora and Reinvent Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Reinvent, by the shareholders of Reinvent, the satisfaction of the minimum cash condition following redemptions by

Reinvent’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against Reinvent related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of Reinvent’s securities on a national securities exchange, (x) the price of Reinvent’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Reinvent plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting Reinvent’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Reinvent’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Report on Form 10-Q for the period ended March 31, 2021, the registration statement on Form S-4 discussed below and other documents filed by Reinvent from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Reinvent, Sequoia and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Reinvent nor Aurora gives any assurance that either Reinvent or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Reinvent and Aurora. This document is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Reinvent has filed a registration statement on Form S-4 with the SEC (333-257912), which includes a preliminary prospectus and proxy statement of Reinvent, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all Reinvent shareholders. Reinvent also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Reinvent are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Reinvent through the website maintained by the SEC at www.sec.gov.

The documents filed by Reinvent with the SEC also may be obtained free of charge at Reinvent’s website at https://y.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in Solicitation

Reinvent and Aurora and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Reinvent’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Reinvent and Aurora and information regarding their interests in the proposed transaction are set forth in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.